'Laine's Bake Shop

The Artisan Bakery with a Social Mission





Who is 'Laine?

Understanding the problem

Consumer Irritations

- Excessive Additives
- Hyper-processed
- Hidden Ingredients
- Greenwashing
- Negative Impact
  - Product
  - Corporate
- Food Desserts



Resulting Trends

- Natural
- Local
- Artisan
- Transparency
- Corporate Responsibility

Competitive Landscape







Natural





National









Local









Traditional



LBS Retail



Rachel with former Whole Foods Market CEO, Walter Robb, and Julie Blubaugh, Local Forager for Whole Foods Market

Whole Foods Market

Rachel during an in store demo at one our 54 Whole Foods locations.





Starbucks



Rachel and Jaryd with Starbucks' founder Howard Shultz

←Our products in one of our Starbucks locations.

The audience at Rachel's panel → at Starbucks headquarters in February 2017



Anchor Clients





- Whole Foods Market
  - Grew business from $3,000 to $70,000 from 2015 to 2017
  - Regional distribution- Nov. '17

- Starbucks
  - Featured our products at several recent corporate events
  - Invited to Seattle to speak on supplier panel



Why we're different



- Anchor Clients
- Focus on Technology, Financial Operations, and Operational Efficiency
- Innovative Flavors & Products
- Social Mission
- Team

Target Market

Cause Shoppers

- 60% of US consumers*
- 42% will pay premium*



- *2014 Nielsen Study: "Global Consumers Are Willing to Put Their Money Where Their Heart Is"

Target Market

Foodies

- $100B in 2014*
- 22% increase over 2012*



- *2015 Report: "The State of the Specialty Food Industry 2015"

Target Market

Millennials

- 1980- 2000
- 80 Million
- $200B Annual Buying Power
- 50% + Foodies*
- Most Socially Conscious Shoppers**



* 2014: "Millennial Foodies Inspire Innovative Culinary Trends"
** Forbes 2015: "10 New Findings about the Millennial Consumer"

Business Model

- Social Enterprise
- Focused Differentiation
- Premium Artisanal Brand
- Retail, Wholesale & Food Service
- 'Laine's pursues a blended strategy which helps to minimize our cash flow needs

Growth Patterns

Retail
Wholesale & Food Service
*This chart is not reflective of actual 'Laine's Bake Shop data. It shows the typical growth patterns of these business models.

Business Model- Vertically Integrated

Wholesale & Food Service

- Wider distribution
- Recurring Revenue & Opportunity for Contracts
- Exponential Growth Opportunity

Retail

- Immediate Cash Flow
- Higher Margins
- Test Market
- Brand Awareness

Social Mission



We exist to connect people through authentic, good food as a way to catalyze urban revitalization starting with the south side of Chicago.

Employee Empowerment

Sourcing

Community Partner Program

The Case for Socially Responsible Business

"There's no inherent reason why business cannot be ethical, socially responsible, and profitable."- John Mackey











400%

Is the number by which socially conscious companies have outperformed the S&P 500 over the past ten years according to the article noted below.

Top 50 High Growth Brands

More Likely To Be Driven by Ideals

Outperform S&P 500 over 10 Years

*2014 Entrepreneur Magazine: "How Purpose & Social Responsibility Can Set a Start Up Apart"

The Team



Rachel Bernier-Green

- Accounting
- Finance
- Operations
- Process Engineering



Jaryd Bernier-Green

- Sales & marketing
- Business Development
- Corporate Training

2018 Sales Drivers

- Increased Capacity
- Targeted Sales Channel Strategies
- Sales Support for Wholesale Clients
- Marketing
- Public Relations
- Retail Store
  - Loyalty Program
  - Community Partner Program
  - App
  - Coffee Club

LBS- Woodlawn

'LAINE'S BAKESHOP -- WOODLAWN

CHICAGO, ILLINOIS
OCT 19, 2017

Monica Chadha, mchadha@civic-projects.com



UP DN
FR. DW
COUNTER
CONFERENCE
OFFICE
40'-6"
11'-3 1/4"
BACK OF HOUSE
PACKAGING
DECORATING
LOCKERS
W/D
4'-0" 4'-0"
UP
WC WC MECHANICAL
JAN. CLOS.
WALK IN FREEZER
WALK IN REFRIG
17'-11" 14'-0" 11'-6" 14'-6 1/2"
28'-0"
3'-0"
6'-3"
6'-0" 6'-0"
LOADING DOCK

LBS-Pullman



SWOT Analysis

Strengths

- Multiple anchor clients
- Unique, high quality product offerings
- Social mission & compelling story
- Operations and finance focused
- Scalability

Weaknesses

- Understaffed
- Current production facility
- Infrastructure

Opportunities

- Expansion with national anchors
- Capitalize on social mission
- Add additional anchors looking for artisan products

Threats

- Competitive field
- Undercapitalization
- Rising labor costs

Timeline



2015
- Shared kitchen
- Working full time in public accounting

2016
- 1st Production Space
- Whole Foods Regional Rollout in Q4
- Starbucks- 1 store

2017
- Whole Foods Regional Rollout in Q4
- Starbucks: 1->10 stores
- 67% increase YOY

$37K

$96K

$160K

2017 Sales Breakdown



*Other sales includes: Catering, Corporate Gifts, Not For Profit Sales

Projections

2018

- New Production Space- Q4
- Retail Store- Q4
- Online Store- Q4
- YTD- $76k (26% above projected revenue for 1st 2 quarters)
- New wholesale client starts 8/6

2019

- These estimates are based on adding 300 retail accounts throughout the year across Starbucks, Whole Foods, and a third anchor client (spring 2019 product launch) that we are currently in discussions with. Our third largest wholesale account is opening an additional location.
- Retail and online store open full year. Open retail cafe attached to production facility.
- Currently working with 3 advisory groups/organizations in the food space on this expansion plan.

2020

- Scale nationally with anchor clients (these estimates are based on hitting less than 20% of this goal)

$250 K $1.1 M $2.8 M

Funding Strategy

Uses

- Team
- Expansion Capital Expenditures
- Working Capital
- Product Development
- Marketing & Branding

Other Funding/ Resources

- Chicago NOF Grant Program
- Debt
  - Crowdfunding- WeFunder
  - Community Reinvestment Fund
  - Advantage Illinois
- Workforce Development Dollars
- University Partnership Programs

Press



Chicago Tribune

CHICAGO
SUN-TIMES









Contact Information

Rachel Bernier-Green
Owner

Email: rachel@lainesbakeshop.com
Website: www.lainesbakeshop.com
LinkedIn: Rachel Bernier-Green
Facebook, Twitter, Instagram: @lainesbakeshop
Business Main: 1-844-3LAINES
Business Cell: 1-773-432-4308